April 15, 2020

Jack Jiajia Huang
Chairman and Chief Executive Officer
China Online Education Group
6th Floor Deshi Building North
Shangdi Street, Haidian District
Beijing 100085
People's Republic of China

       Re: China Online Education Group
           Registration Statement on Form F-3
           Filed April 6, 2020
           File No. 333-237575

Dear Mr. Huang:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed April 6, 2020

General

1. We note that Section 7.6 of your Deposit Agreement, Governing Law and Jurisdiction, provides that: "the Depositary, in its sole discretion, shall be entitled to refer [certain]
       dispute[s] or difference[s] for final settlement by arbitration;" and "[e]ach party to the deposit agreement . . . hereby irrevocably waives . . . any right it may have to a trial by jury." Please include a description of these provisions in your filing, and clearly disclose the extent to which these provisions apply to federal securities law claims. If these provisions apply to federal securities law claims, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations
 Jack Jiajia Huang
China Online Education Group
April 15, 2020
Page 2
      promulgated thereunder by agreeing to these provisions. Also, please provide risk factor disclosure including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. Disclose any uncertainty as to the enforceability of these provisions, and any impacts of limitations on claims arising under other applicable state or federal laws.

      As a related matter, Section 7.6 also includes an exclusive forum clause limiting claims to federal or state courts in the City of New York. Please clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision applies to federal securities law claims, please revise your filing to enhance your description of the provision and to provide risk factor disclosure regarding the provision.
      If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                             Sincerely,
FirstName LastNameJack Jiajia Huang
                                                             Division of
Corporation Finance
Comapany NameChina Online Education Group
                                                             Office of Trade &
Services
April 15, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName